Exhibit 99.1

Wix Reports Third Quarter 2021 Results

●	Collections and revenue growth exceeded expectations as key growth drivers outperformed amidst an improving business environment
o	Q3’21 Revenue of $321 million, up 26% y/y
o	Q3’21 Collections of $373 million, up 33% y/y

●	Increasing number of businesses are relying on Wix as their full operating system
o	Business Solutions Revenue and Collections up 55% y/y and 53% y/y, respectively

●	B2B partnerships emerging as an incremental sustainable go-to-market strategy and growth driver as companies turn to Wix to deliver technology solutions and add value to their users

●	Increasing full year outlook for revenue and collections due to confidence in recent improvements

NEW YORK, November 11, 2021 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the third quarter ended September 30, 2021, highlighted by revenue and collections results ahead of expectations. In addition, the Company provided its initial outlook for the fourth quarter and raised its revenue and collections outlook for the full year. Please visit the Wix investor relations website at https://investors.wix.com/ to view the Q3’21 Shareholder Update.

“Our business outperformed our expectations this quarter as we saw improvements in the business environment. Our users are still navigating a great deal of uncertainty, but we believe the impacts have lessened. Despite this volatility, we delivered outstanding results.” said Avishai Abrahami, Co-founder and CEO of Wix. “We continue to layer on new monetization opportunities, and I have never been more excited about what we have coming down the pipeline.”

Nir Zohar, President and COO of Wix, also added, “This quarter we recorded collections from several new B2B partnerships, most notably the technology alliance with Vistaprint that we announced in August. Companies like Vistaprint are approaching us because they know that our brand and technology platform can bring massive value to their users. We believe these B2B partnerships will deliver sustainable growth over many years to come due to the ongoing financial benefits of renewals, additional new subscriptions above and beyond the agreement, and business solutions such as Ascend or Wix Payments.”

Lior Shemesh, CFO of Wix, added, “Outperformance this quarter was driven by better than expected new user additions, conversion of new users to subscriptions and average collections per subscription. We are increasing our revenue and collections guidance for FY 2021 to reflect the improvements we are experiencing.”

Q3'21 Financial Results

●          Total revenue in the third quarter of 2021 was $320.8 million, up 26% y/y

○          Creative Subscriptions revenue in the third quarter of 2021 was $241.3 million, up 19% y/y

○          Business Solutions revenue in the third quarter of 2021 was $79.5 million, up 55% y/y

●          Creative Subscriptions ARR as of the end of the third quarter of 2021 was $992.3 million, up 18% y/y

●          Total collections in the third quarter of 2021 were $373.3 million, up 33% y/y

○          Creative Subscriptions collections in the third quarter of 2021 were $292.7 million, up 28% y/y

○          Business Solutions collections in the third quarter of 2021 were $80.6 million, up 53% y/y

●          Total gross margin on a GAAP basis in the third quarter of 2021 was 62%

○          Creative Subscriptions gross margin on a GAAP basis was 76%

○          Business Solutions gross margin on a GAAP basis was 19%

●          Total non-GAAP gross margin in the third quarter of 2021 was 63%

○          Creative Subscriptions gross margin on a non-GAAP basis was 77%

○          Business Solutions gross margin on a non-GAAP basis was 21%

●          GAAP net income in the third quarter of 2021 was $16.7 million, or $0.28 per fully diluted share outstanding

○          Includes $112.2 million from realized and unrealized net gains in equity holdings, primarily attributable to our holdings in monday.com

●          Non-GAAP net loss in the third quarter of 2021 was $(11.9) million, or $(0.21) per share

●          Net cash provided by operating activities for the third quarter of 2021 was $4.3 million, while capital expenditures totaled $13.0 million, leading to free cash flow of $(8.7) million

○          Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $1.7 million

Financial Outlook

Due to the improvements we have experienced, we are increasing our collections and revenue guidance for FY 2021.

We are also increasing our investment in marketing in Q4 due to the business improvements we have experienced. This increase in our investment in marketing is a positive sign -- we are still experiencing the same returns in accordance with our TROI thresholds, but we are able to increase our investment as the top of the funnel increases. In addition, the US dollar to Israeli Shekel exchange rate has become a more significant headwind to our operating expenses. For these reasons, we are reducing our FCF guidance for the full year.

We are introducing fourth quarter 2021 guidance as follows:

	Q4’21 Outlook	Y/Y growth
Revenue	$324 - 333 million	15 - 18%
Collections	$348 - 372 million	14 - 21%

We are updating our full year 2021 guidance as follows:

	Updated FY 2021 Outlook	Y/Y growth	Prior FY 2021 Outlook
Revenue	$1,265 - 1,274 million	28 - 29%	$1,255 - 1,270 million
Collections	$1,415 - 1,439 million	28 - 31%	$1,400 - 1,435 million

Free Cash Flow (excluding capex for future Wix HQ office build out)	$45 - 50 million	NM	$60 - 65 million
Free Cash Flow	$22 - 27 million	NM	$35 - 40 million

Conference Call and Webcast Information

Wix will host a conference call to discuss the results at 8:30 a.m. ET on Thursday, November 11, 2021. To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346- 354-0953 (International) or 1-809-315-362 (Israel) and reference Conference ID 9696333. A telephonic replay of the call will be available through November 18, 2021 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 9696333.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 215 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a curated App Market, Ascend by Wix and Velo by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Kyiv, Kraków, Los Angeles, Miami, New York, Phoenix, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest
Download: Wix App is available for free on Google Play and in the App Store
For more about Wix please visit our Press Room

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections,  non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share,  free  cash  flow, free cash flow, as adjusted, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Collections is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for payments and additional products and services, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and a majority of the additional products and services are recognised as revenues upon receipt. Committed payments are recognised as revenue as we fulfil our obligation under the terms of the contractual agreement.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual and other G&A expenses (income). Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income) and unrealized gain on equity investments and provisions for income tax effects related to non-GAAP adjustments. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort collections, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from partnership agreements. Finally, Wix discusses GPV. GPV includes the total value, in US dollars, of transactions facilitated by our platform.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the annual and quarterly guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and generate new premium subscriptions; our ability to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, including third-party products offered within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that long-term agreements with partners will become a more significant part of our business in the future and that the expected accounts receivable from such long term partners agreement will ultimately be received; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our ability to maintain and enhance our brand and reputation; our ability to attract and retain qualified employees and key personnel; our ability to enter into new markets and attract new customer demographics, including new partners; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; the impact of fluctuations in foreign currency exchange rates on our business; our ability to effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; the integration and performance of acquisitions; risks relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase plan; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our ability to effectively manage the growth of our infrastructure; the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides and the anticipated GPV on our platform, the effectiveness of government policies, vaccine administration rates and other factors; changes to technologies used in our solutions; any regulatory investigations or litigation; our expectations regarding changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and other factors discussed under the heading “Risk Factors” in the Company’s 2020 annual report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenue
Creative Subscriptions	$202,996	$241,303	$569,711	$703,630
Business Solutions	51,184	79,494	136,515	237,685
	254,180	320,797	706,226	941,315

Cost of Revenue
Creative Subscriptions	43,361	57,813	117,261	171,830
Business Solutions	36,479	64,716	95,131	187,950
	79,840	122,529	212,392	359,780

Gross Profit	174,340	198,268	493,834	581,535

Operating expenses:
Research and development	84,473	109,323	230,653	308,608
Selling and marketing	113,092	119,991	328,581	387,467
General and administrative	26,515	38,917	76,482	112,722
Total operating expenses	224,080	268,231	635,716	808,797
Operating loss	(49,740)	(69,963)	(141,882)	(227,262)
Financial income (expenses), net	(7,298)	111,917	(9,492)	288,811
Other income	25	87	84	193
Income (loss) before taxes on income	(57,013)	42,041	(151,290)	61,742
Taxes on income	(171)	25,374	2,441	67,932
Net income (loss)	$(56,842)	$16,667	$(153,731)	$(6,190)

Basic net income (loss) per share	$(1.03)	$0.29	$(2.85)	$(0.11)
Basic weighted-average shares used to compute net income (loss) per share	55,356,961	57,313,747	53,963,584	56,970,641

Diluted net income (loss) per share	$(1.03)	$0.28	$(2.85)	$(0.11)
Diluted weighted-average shares used to compute net income (loss) per share	55,356,961	60,549,853	53,963,584	56,970,641

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2020	2021
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$168,858	$287,167
Short term deposits	577,138	541,324
Restricted cash and deposit	925	6,960
Marketable securities	289,927	417,136
Trade receivables	23,670	27,988
Prepaid expenses and other current assets	40,666	36,373
Total current assets	1,101,184	1,316,948

Long Term Assets:
Property and equipment, net	35,863	53,414
Marketable securities	536,877	470,148
Prepaid expenses and other long-term assets	87,680	23,922
Intangible assets and goodwill, net	43,516	89,975
Operating lease right-of-use assets	88,406	100,728
Total long-term assets	792,342	738,187

Total assets	$1,893,526	$2,055,135

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$79,881	$89,330
Employees and payroll accruals	70,814	76,379
Deferred revenues	373,521	436,306
Accrued expenses and other current liabilities	70,429	87,499
Operating lease liabilities	22,336	30,849
Total current liabilities	616,981	720,363

Long term deferred revenues	50,867	60,336
Long term deferred tax liability	15,343	79,718
Convertible notes, net	834,440	921,676
Long term operating lease liabilities	74,187	77,288
Total long term liabilities	974,837	1,139,018

Total liabilities	1,591,818	1,859,381

Shareholders' Equity
Ordinary shares	107	110
Additional paid-in capital	862,134	916,966
Treasury Stock	-	(199,997)
Accumulated other comprehensive income	9,406	1,277
Accumulated deficit	(569,939)	(522,602)
Total shareholders' equity	301,708	195,754

Total liabilities and shareholders' equity	$1,893,526	$2,055,135

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(56,842)	$16,667	$(153,731)	$(6,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,712	3,595	10,821	10,405
Amortization	826	3,045	1,958	4,490
Share based compensation expenses	38,922	53,070	104,607	150,097
Amortization of debt discount and debt issuance costs	7,594	1,297	18,543	4,000
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(36)	(57)	26	(105)
Amortization of premium and discount and accrued interest on marketable securities, net	1,222	1,796	1,939	6,201
Gain on equity securities	-	(110,855)	-	(184,041)
Deferred income taxes, net	(1,696)	21,111	(3,417)	61,214
Changes in operating lease right-of-use assets	3,907	5,907	13,353	18,967
Changes in operating lease liabilities	(3,377)	(6,062)	(13,194)	(19,675)
Decrease (increase) in trade receivables	(4,329)	1,430	(5,946)	(3,871)
Increase in prepaid expenses and other current and long-term assets	(7,183)	(652)	(28,788)	(101,497)
Increase (decrease) in trade payables	(3,331)	6,727	31,643	5,699
Increase (decrease) in employees and payroll accruals	14,014	(628)	37,708	12,519
Increase in short term and long term deferred revenues	26,761	5,336	89,424	70,768
Increase in accrued expenses and other current liabilities	4,350	2,596	14,553	15,663
Net cash provided by operating activities	24,514	4,323	119,499	44,644
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	175,000	269,000	201,225	447,015
Investment in short-term deposits and restricted deposits	(309,210)	(245,000)	(447,210)	(417,131)
Investment in marketable securities	(468,473)	-	(698,641)	-
Proceeds from marketable securities	45,104	80,909	200,015	261,568
Purchase of property and equipment	(4,928)	(12,604)	(13,135)	(22,981)
Capitalization of software development costs	(206)	(426)	(338)	(1,017)
Investment in other long-term assets	-	-	(5,643)	-
Proceeds from equity securities	-	18,771	-	18,771
Payment for Businesses acquired, net of acquired cash	-	189	(6,626)	(42,614)
Purchases of investments in privately held companies	-	(2,000)	(785)	(3,500)
Net cash used in investing activities	(562,713)	108,839	(771,138)	240,111
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	9,418	11,752	28,705	33,554
Purchase of treasury stock	-	(200,000)	-	(200,000)
Proceeds from issuance of convertible senior notes	575,000	-	575,000	-
Payments of debt issuance costs	(15,713)	-	(15,713)	-
Purchase of capped call	(46,000)	-	(46,000)	-
Net cash provided by financing activities	522,705	(188,248)	541,992	(166,446)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,494)	(75,086)	(109,647)	118,309
CASH AND CASH EQUIVALENTS—Beginning of period	173,950	362,253	268,103	168,858
CASH AND CASH EQUIVALENTS—End of period	$158,456	$287,167	$158,456	$287,167

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Creative Subscriptions	202,996	241,303	569,711	703,630
Business Solutions	51,184	79,494	136,515	237,685
Total Revenue	$254,180	$320,797	$706,226	$941,315

Creative Subscriptions	228,327	292,737	654,820	823,841
Business Solutions	52,614	80,560	140,830	243,426
Total Collections	$280,941	$373,297	$795,650	$1,067,267

Free Cash Flow	$19,380	$(8,707)	$106,026	$20,646
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$20,159	$1,663	$107,696	$34,048
Creative Subscriptions ARR	$840,512	$992,295	840,512	992,295

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenues	$254,180	$320,797	$706,226	$941,315
Change in deferred revenues	26,761	5,336	89,424	70,768
Change in unbilled contractual obligations	-	47,164	-	55,184
Collections	$280,941	$373,297	$795,650	$1,067,267

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$202,996	$241,303	$569,711	$703,630
Change in deferred revenues	25,331	4,270	85,109	65,027
Change in unbilled contractual obligations	-	47,164	-	55,184
Creative Subscriptions Collections	$228,327	$292,737	$654,820	$823,841

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Business Solutions Revenue	$51,184	$79,494	$136,515	$237,685
Change in deferred revenues	1,430	1,066	4,315	5,741
Business Solutions Collections	$52,614	$80,560	$140,830	$243,426

Wix.com Ltd.
RECONCILIATION OF COHORT COLLECTIONS
(In millions)

	Nine Months Ended
	September 30,
	2020	2021

Q1 Cohort revenues	31	39
Q1 Change in deferred revenues	19	21
Q1 Cohort collections	$50	$60

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$2,455	$4,057	$5,955	$11,367
Research and development	20,312	26,250	54,713	74,028
Selling and marketing	6,108	8,715	16,071	24,370
General and administrative	10,047	14,048	27,868	40,332
Total share based compensation expenses	38,922	53,070	104,607	150,097
(2) Amortization	826	3,045	1,958	4,490
(3) Acquisition related expenses	1,489	2,579	4,125	6,635
(4) Amortization of debt discount and debt issuance costs	7,594	1,297	18,543	4,000
(5) Sales tax accrual and other G&A expenses (income)	-	341	1,489	1,372
(6) Unrealized gain on equity and other investments	-	(112,165)	-	(284,026)
(7) Non-operating foreign exchange expenses (income)	(5)	1,745	427	4,698
(8) Provision for income tax effects related to non-GAAP adjustments	-	21,480	-	61,008
Total adjustments of GAAP to Non GAAP	$48,826	$(28,608)	$131,149	$(51,726)

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit	$174,340	$198,268	$493,834	$581,535
Share based compensation expenses	2,455	4,057	5,955	11,367
Acquisition related expenses	200	108	505	387
Amortization	226	930	226	1,385
Non GAAP Gross Profit	177,221	203,363	500,520	594,674

Non GAAP Gross margin	70%	63%	71%	63%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$159,635	$183,490	$452,450	$531,800
Share based compensation expenses	1,947	2,947	4,754	8,420
Non GAAP Gross Profit - Creative Subscriptions	161,582	186,437	457,204	540,220

Non GAAP Gross margin - Creative Subscriptions	80%	77%	80%	77%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$14,705	$14,778	$41,384	$49,735
Share based compensation expenses	508	1,110	1,201	2,947
Acquisition related expenses	200	108	505	387
Amortization	226	930	226	1,385
Non GAAP Gross Profit - Business Solutions	15,639	16,926	43,316	54,454

Non GAAP Gross margin - Business Solutions	31%	21%	32%	23%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Operating loss	$(49,740)	$(69,963)	$(141,882)	$(227,262)
Adjustments:
Share based compensation expenses	38,922	53,070	104,607	150,097
Amortization	826	3,045	1,958	4,490
Sales tax accrual and other G&A expenses (income)	-	341	1,489	1,372
Acquisition related expenses	1,489	2,579	4,125	6,635
Total adjustments	$41,237	$59,035	$112,179	$162,594

Non GAAP operating income (loss)	$(8,503)	$(10,928)	$(29,703)	$(64,668)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except  per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Net loss	$(56,842)	$16,667	$(153,731)	$(6,190)
Share based compensation expense and other Non GAAP adjustments	48,826	(28,608)	131,149	(51,726)
Non-GAAP net income (loss)	$(8,016)	$(11,941)	$(22,582)	$(57,916)

Basic Non GAAP net income (loss) per share	$(0.14)	$(0.21)	$(0.42)	$(1.02)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	55,356,961	57,313,747	53,963,584	56,970,641

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Net cash provided by operating activities	$24,514	$4,323	$119,499	$44,644
Capital expenditures, net	(5,134)	(13,030)	(13,473)	(23,998)
Free Cash Flow	$19,380	$(8,707)	$106,026	$20,646

Capex related to future Wix HQ office build-out	779	10,370	1,670	13,402
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$20,159	$1,663	$107,696	$34,048

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Basic weighted-average shares used to compute net income (loss) per share	55,356,961	57,313,747	53,963,584	56,970,641
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	-	3,236,106	-	-
Diluted weighted-average shares used to compute net income (loss) per share	55,356,961	60,549,853	53,963,584	56,970,641

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,741,271	672,240	4,741,271	4,699,390
Restricted share units	2,109,920	675,134	2,109,920	1,921,287
Convertible Notes (if-converted)	4,530,284	3,969,514	4,530,284	3,969,514
	66,738,436	65,866,741	65,345,059	67,560,832